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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                     Nutrition For Life International, Inc.

                                (Name of Issuer)



                          Common Stock, $.01 par value

                         (Title of Class of Securities)


                                   670615202

                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    David P. Bertrand


2.  CHECK THE APPRPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [    ]
          (b)  [    ]


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.


                5.  SOLE VOTING POWER

                    324,092

                6.  SHARED VOTING POWER
NUMBER OF
 SHARES             8,400
BENEFICIALLY
OWNED BY
  EACH          7.  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH         324,092

                8.  SHARED DISPOSITIVE POWER

                     8,400


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     332,492
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.6

12.  TYPE OF REPORTING PERSON*

     IN


*    SEE INSTRUCTION BEFORE FILLING OUT!
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934

Amendment No. 2


Item 1(a)  NAME OF ISSUER:
     Nutrition For Life International, Inc.


Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     9101 Jameel, Suite 180, Houston, Texas  77040


Item 2(a)  NAME OF PERSON(s) FILING:
     David P. Bertrand


Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
     9101 Jameel, Suite 180, Houston, Texas  77040


Item 2(c)  CITIZENSHIP:
     U.S.A.


Item 2(d)  TITLE OF CLASS OF SECURITIES:
     Common stock, $.01 par value


Item 2(e)  CUSIP NUMBER:
     670615202


Item 3     THE PERSON(s) FILING IS(ARE):
     Not applicable.


Item 4     OWNERSHIP:

     See Items 5 through 9 and 11 on the cover page (page 2). 8,400 of the shares over which Mr. Bertrand is reported to share voting and dispositive power underlie options held by his wife. Although Mr. Bertrand is reporting the 8,400 shares in this Schedule 13G, Mr.
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     Bertrand disclaims beneficial ownership of these shares and the filing of this Schedule 13G shall not be construed as an admission that Mr. Bertrand is the beneficial owner of the shares underlying stock options held by his wife. 120,600 of the shares are shares underlying stock options which have been granted to Mr. Bertrand, but which have not been exercised.


Item 5:  OWNERSHIP OF 5% OR LESS OF A CLASS:
     Not applicable.


Item 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:
     Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     Not applicable.


Item 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
     Not applicable.


Item 9:  NOTICE OF DISSOLUTION OF THE GROUP:
     Not applicable


ITEM 10: CERTIFICATION:
     Not applicable


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:         February 17, 1998

SIGNATURE:    /s/ David P. Bertrand

Name/Title:   David P. Bertrand